UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Diamond Offshore Drilling, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

25271C201
(CUSIP Number)

July 3, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25271C201

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

KGH Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,553,202

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,553,202

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,553,202

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, IA

CUSIP No.	25271C201

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Key Group Holdings Master Fund SPC for and on behalf of KGH Market Neutral Strategies Master SP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	25271C201

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Millinvest, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,553,202

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,553,202

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,553,202

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	25271C201

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sunil Jagwani

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,553,202

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,553,202

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,553,202

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	25271C201

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Key Group Long Term Investments LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,553,202

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,553,202

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,553,202

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	25271C201

Item 1.	(a).	Name of Issuer:

Diamond Offshore Drilling, Inc.

	(b).	Address of issuer's principal executive offices:

15415 Katy Freeway, Suite 100 Houston, Texas 77094

Item 2.	(a).	Names of persons filing:

KGH Ltd Key Group Holdings Master Fund SPC for and on behalf of KGH Market Neutral Strategies Master SP Millinvest, Ltd. Sunil Jagwani Key Group Long Term Investments LP

(b).	Address or principal business office or, if none, residence:

KGH Ltd

Caves Point, 3C West Bay Street

Nassau, Bahamas

Key Group Holdings Master Fund SPC for and on behalf of KGH Market Neutral Strategies Master SP

Walkers Corporate Limited

190 Elgin Avenue, George Town

Grand Cayman KY1-9008

Cayman Islands

Millinvest, Ltd.

Caves Point, 3C West Bay Street

Nassau, Bahamas

Sunil Jagwani

Caves Point, 3C West Bay Street

Nassau, Bahamas

Key Group Long Term Investments LP

c/o Lennox Paton Corporate Services Limited

3 Bayside Executive Park

Nassau, Bahamas

(c).	Citizenship:

KGH Ltd – Bahamas

Key Group Holdings Master Fund SPC for and on behalf of KGH Market Neutral Strategies Master SP – Cayman Islands

Millinvest, Ltd. - Bahamas

Sunil Jagwani – India

Key Group Long Term Investments LP – Bahamas

(d).	Title of class of securities:

Common Stock, $0.0001 par value per share

(e).	CUSIP No.:

25271C201

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

	(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
	(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

KGH Ltd – 7,553,202

Key Group Holdings Master Fund SPC for and on behalf of KGH Market Neutral Strategies Master SP – 0

Millinvest, Ltd. – 7,553,202

Sunil Jagwani – 7,553,202

Key Group Long Term Investments LP – 7,553,202

(b)	Percent of class:

KGH Ltd – 7.5%

Key Group Holdings Master Fund SPC for and on behalf of KGH Market Neutral Strategies Master SP – 0.0%

Millinvest, Ltd. – 7.5%

Sunil Jagwani – 7.5%

Key Group Long Term Investments LP – 7.5%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
KGH Ltd – 0 Key Group Holdings Master Fund SPC for and on behalf of KGH Market Neutral Strategies Master SP – 0 Millinvest, Ltd. – 0 Sunil Jagwani – 0 Key Group Long Term Investments LP – 0
	(ii)	Shared power to vote or to direct the vote

KGH Ltd – 7,553,202

Key Group Holdings Master Fund SPC for and on behalf of KGH Market Neutral Strategies Master SP – 0

Millinvest, Ltd. – 7,553,202

Sunil Jagwani – 7,553,202

Key Group Long Term Investments LP – 7,553,202

(iii)	Sole power to dispose or to direct the disposition of
KGH Ltd – 0 Key Group Holdings Master Fund SPC for and on behalf of KGH Market Neutral Strategies Master SP – 0 Millinvest, Ltd. – 0 Sunil Jagwani – 0 Key Group Long Term Investments LP – 0
(iv)	Shared power to dispose or to direct the disposition of

KGH Ltd – 7,553,202

Key Group Holdings Master Fund SPC for and on behalf of KGH Market Neutral Strategies Master SP – 0

Millinvest, Ltd. – 7,553,202

Sunil Jagwani – 7,553,202

Key Group Long Term Investments LP – 7,553,202

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Key Group Holdings Master Fund SPC for and on behalf of KGH Market Neutral Strategies Master SP has ceased to be the beneficial owner of more than five percent of Diamond Offshore Drilling, Inc.’s outstanding Common Stock, $0.0001 par value per share.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 12, 2023
(Date) KGH Ltd* /s/ Sunil Jagwani, Director
(Signature)

Key Group Holdings Master Fund SPC for and on behalf of KGH Market Neutral Strategies Master SP* By: KGH Ltd /s/ Sunil Jagwani, Director
(Signature)

Millinvest, Ltd.* /s/ Sunil Jagwani, Director
(Signature)

Sunil Jagwani* /s/ Sunil Jagwani
(Signature)

Key Group Long Term Investments LP* By: Sunil Jagwani, its general partner /s/Sunil Jagwani
(Signature)

* The Reporting Person disclaims beneficial ownership in the common stock reported herein except to the extent of his pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G amendment dated July 12, 2023 relating to the Common Stock, $0.0001 par value per share of Diamond Offshore Drilling, Inc. shall be filed on behalf of the undersigned.

July 12, 2023
(Date) KGH Ltd /s/ Sunil Jagwani, Director
(Signature)

Key Group Holdings Master Fund SPC for and on behalf of KGH Market Neutral Strategies Master SP By: KGH Ltd /s/ Sunil Jagwani, Director
(Signature)

Millinvest, Ltd. /s/ Sunil Jagwani, Director
(Signature)

Sunil Jagwani /s/ Sunil Jagwani
(Signature)

Key Group Long Term Investments LP By: Sunil Jagwani, its general partner /s/Sunil Jagwani
(Signature)